United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD’s Norwegian ferro alloys plant starts up operations

Rio de Janeiro, June 30, 2003 – Companhia Vale do Rio Doce (CVRD) informs that its wholly–owned subsidiary, Rio Doce Manganese Norway (RDMN), located in Mo I Rana, Norway, started its operations today.

RDMN, formerly Elkem Rana, was acquired by CVRD in February 2003 for US$ 17.6 million. CVRD is investing US$ 10 million in the conversion of its plant to produce ferro manganese alloys, including the revamping of one of its electrical furnaces, environmental protection and safety procedures. Modern equipment was installed in every phase of the industrial process in order to protect the environment. A comprehensive analysis of the environmental impact of the plant’s operation was performed and the operation was fully approved by the Norwegian environmental protection authorities.

The RDMN plant production capacity is 110,000 tons per year of ferro alloys and it will produce ferro silicon manganese and ferro manganese high carbon alloys. RDMN is consuming manganese ore fines supplied by CVRD’s Azul mine, located in the Carajás mineral province, state of Pará, Brazil.

CVRD is already one of the leading global players in the manganese and ferro alloys market and the operation of RDMN enhances its competitiveness and facilitates to meet client needs in Europe. Besides its manganese mines and ferro alloys plants in Brazil, CVRD already owns and operates a ferro alloys plant in Continental Europe, Rio Doce Manganese Europe, located in Dunkerque, France.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55–21–3814–4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55–21–3814–4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55–21–3814–4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55–21–3814–9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55–21–3814–4700
Rafael Campos: rafael.campos@cvrd.com.br +55–21–3814–4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward–looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward–looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward–looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: July 1, 2003